Exhibit 99.110

WonderFi Announces Addition to the CoinShares Blockchain Global Equity Index Alongside Coinbase, Galaxy Digital and Microstrategy

Toronto, Ontario--(Newsfile Corp. - April 26, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") announced today that it will be added to the CoinShares Blockchain Global Equity Index (the "CoinShares Index"), administered by Solactive AG, on May 9th, 2022.

The CoinShares Index was designed to offer exposure to listed companies that participate or have the potential to participate in the blockchain or cryptocurrency ecosystem. It aims to capture the potential investment upside generated by earnings related to the adoption of blockchain technologies or cryptocurrency.

WonderFi's addition to the CoinShares Index, which currently has over US$900M of assets under management, highlights its position as a leader in the digital asset industry. WonderFi joins the CoinShares Index with other industry leaders including Coinbase, Galaxy Digital, Silvergate Bank, and Microstrategy.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO
ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:

Binu Koshy, Communications Director

binu@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

ABOUT COINSHARES

CoinShares is Europe's largest digital asset investment firm, managing billions of assets on behalf of a global client base. Our mission is to expand access to the digital asset ecosystem by pioneering new financial products and services that provide investors with trust and transparency when accessing this new asset class. CoinShares is publicly listed on the Nasdaq First North Growth Market under ticker CS and the OTCQX under the ticker CNSRF.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward- looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that termis defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/121668